

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 6, 2008

Mr. Robin Risser
Advanced Photonix, Inc.
Chief Financial Officer and Director
2925 Boardwalk
Ann Arbor, Michigan 48104

      RE: Advanced Photonix, Inc.
             Form 10-K for the fiscal year ended March 31, 2007
             Filed June 29, 2007
             File No. 001-11056

Dear Mr. Risser:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brian Cascio
                    Accounting Branch Chief